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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (Amendment No. _)*

                       MULTIMEDIA TUTORIAL SERVICES, INC.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   625420 40 1
                                 (CUSIP Number)

                                  June 24, 1999
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         / / Rule 13d-1(b)

         /X/ Rule 13d-1(c)

         / / Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

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                              Schedule 13G

CUSIP No. 625420 40 1                                     Page 2 of 5 Pages

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Rita C. Folger

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                         (b) / /

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.

                           5.       SOLE VOTING POWER
  NUMBER OF                         704,421
   SHARES
 BENEFICIALLY              6.       SHARED VOTING POWER
   OWNED BY                         -0-
     EACH
   REPORTING               7.       SOLE DISPOSITIVE POWER
 PERSON WITH                        704,421

                           8.       SHARED DISPOSITIVE POWER
                                    -0-

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    704,421

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                                     /X/

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                    13.9%

12.      TYPE OF REPORTING PERSON*

         IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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Item 1(a).    Name of Issuer:

              MultiMedia Tutorial Services, Inc.

Item 1(b).    Address of Issuer's Principal Executive Offices:

              205 Kings Highway
              Brooklyn, New York 11223

Item 2(a).    Name of Person Filing:

              Rita C. Folger

Item 2(b).    Address of Principal Business Office or, if None, Residence:

              c/o Oscar D. Folger
              521 Fifth Avenue
              New York, New York 10175

Item 2(c).    Citizenship:

              U.S.A.

Item 2(d).    Title of Class of Securities:

              Common Stock, $.01 par value

Item 2(e).    CUSIP Number:

              625420 40 1

Item 3.   If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
          (c), check whether the person filing is a:

       (a) Broker or dealer registered under Section 15 of the Act,

       (b) Bank as defined in Section 3(a) (6) of the Act,

       (c) Insurance Company as defined in Section 3(a) (19) of the Act,

       (d) Insurance Company registered under Section 8 of the Investment Company Act,

       (e) Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

       (f) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund, see 13d-1(b)(1)(ii)(F),

       (g) Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G); see
           Item 7,

       (h) Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

If the statement is filed pursuant to Rule 13d-1(c), check this box: /X/

                                        3

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Item 4.       Ownership:

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

       (a)     Amount beneficially owned:    704,421 shares

       (b)     Percent of class:     13.9%

       (c)     Number of shares as to which such person has:

         (i)   Sole power to vote or to direct the vote    704,421 shares

         (ii)  Shared power to vote or to direct the vote      -0-

         (iii) Sole power to dispose or to direct the disposition of   704,421
               shares

         (iv)  Shared power to dispose or to direct the disposition of   -0-

         Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class.

       Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

       Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

       Not applicable.

Item 8.  Identification and Classification of Members of the Group.

       Not applicable.

Item 9.  Notice of Dissolution of Group.

       Not applicable.

Item 10.      Certification.

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect."

                                      4

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                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               July 14, 1999
                                       ------------------------------------
                                                      (Date)


                                               /s/ Rita C. Folger
                                       -------------------------------------
                                                    (Signature)



                                       --------------------------------------
                                                    (Name/Title)

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